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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           Americas Income Trust, Inc.
                                      (XUS)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    03060Q103
                                 (CUSIP Number)

                           George W. Karpus, President
                          Karpus Management, Inc. d/b/a
                          Karpus Investment Management
                          14 Tobey Village Office Park
                            Pittsford, New York 14534
                                 (716) 586-4680

 (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 10, 1998
             (Date of Event which Requires Filing of this Statement)

   Ifthe filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) OR (4), check the following box. [x]

                               (Page 1 of 7 pages)
                             There are no exhibits.



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                                 SCHEDULE 13D
CUSIP No. 03060Q103                                        Page 2 of 7 Pages

1.   Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

      Karpus Management, Inc. d/b/a Karpus Investment Management
      I.D.# 16-1290558

2.   Check the Appropriate Box if a Member of a Group*  (a) / /
                                                        (b) /X/

3.   SEC Use Only


4.   Source of Funds*

      AF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                           / /


6.   Citizenship or Place of Organization

      New York

               7.   Sole Voting Power
                      360,800 shares
Number of
Shares         8.   Shared Voting Power
Beneficially
Owned By Each
Reporting      9.   Sole Dispositive Power
Person                360,800 shares
With
               10.  Shared Dispositive Power


11. Aggregate Amount Beneficially Owned by Each Reporting Person

      360,800 shares

12. Check Box if the Aggregate Amount in Row (11)
    Excludes Certain Shares*                      / /

13. Percent of Class Represented by Amount in Row (11)

      5.77%

14. Type of Reporting Person*

      IA

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                    2 of 7


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ITEM 1   Security and Issuer
         Common Stock
         Americas Income Trust, Inc.
         Piper Capital Management, Inc.
         222 South Ninth Street
         Minneapolis,  Minnesota  55402-3804

ITEM 2   Identity and Background

         a) Karpus Management, Inc. d/b/a/ Karpus Investment Management
            ("KIM")
            George W. Karpus, President, Director, and controlling stockholder JoAnn VanDegriff, Vice President and Director Sophie Karpus, Director

         b) 14 Tobey Village Office Park
            Pittsford, New York 14534

         c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trusts and others, specializing in conservative asset management (i.e. fixed income investments).

         d) None of George W. Karpus, JoAnn VanDegriff or Sophie Karpus
            (the "Principals") or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

         e) During the last five years non of the principals of KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or order final enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f) Each of the Principals is a United States citizen. KIM is a New York corporation.

ITEM 3 Source and Amount of Funds or Other Considerations KIM, an independent investment adviser, has accumulated shares of XUS on behalf of accounts that are managed by KIM ("the Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts.


ITEM 4 Purpose of Transaction KIM has purchased Shares for investment purposes. Being primarily a fixed income manager, with a specialty focus in the closed end fund

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         sector, the profile of XUS fit the investment guidelines for various
         Accounts. Shares of the fund have been acquired since September of 1995. KIM intends to influence management and the Board of Directors to represent shareholder interests and to take steps to close the discount to net asset at which the fund currently trades which may include a proposal at the next shareholder meeting. Initially KIM submitted a formal proposal to management to add to the proxy a vote on appointing KIM as the investment advisor. Subsequently KIM had made a proposal to open-end the fund to management. On March 6, 1998 KIM formally announced that it was withdrawing any proposal regarding the fund and would no longer be seeking a shareholder list. Kim's proposal came on the heels of Piper Capital's announcement on February 19, 1998 the it " intends to recommend to the board of directors that several of the funds be converted to an open end format". In a letter dated February 25, 1998 to Karpus, the Piper Capital Management's general counsel and senior vice president affirmed her firms position and added that management does not intend to recommend that a redemption fee be imposed in connection with the proposed open ending of the fund. Karpus hailed the decision by Piper Capital Management as a significant breakthrough for the benefit of the shareholders. He praised the responsiveness of the Piper Capital Management team for its willingness to communicate freely regarding these matters. A shareholder vote regarding open ending of the fund is expected at the annual meeting in late July or early August.

ITEM 5   Interest in Securities of the Issuer
         a) As of the date of this Report, KIM owns 360,800 Shares which represents 5.77% of the outstanding Shares. None of the Principals owns any other Shares.
         b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
         c) Open market purchases since September 8 ,1995 for the Accounts.
There have been no dispositions and no acquisitions, other than by such open market purchases, during such period.


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   Purchase      Total       Purchase        Purchase      Total      Purchase
   Date          Shares      Price           Date          Shares     Price
   ----          ------      -----           ----          ------     -----

    9/7/95       2,800       6.875            3/22/96          600        6.875
    9/8/95       2,700       6.875             4/2/96          700        6.875
   9/11/95       2,600       6.875             4/9/96        5,950         6.75
   9/12/95       2,800       6.875            4/23/96        1,000         6.75
   9/15/95       3,200       6.875            6/13/96       -1,000        6.625
   9/18/95       3,600       6.875           12/27/96          900         7.25
   9/19/95       5,400       6.875            2/24/97        1,000         7.75
   9/20/95       3,000       6.875            2/25/97        1,000         7.75
   9/21/95       3,700       6.875            2/26/97        1,500         7.75
  10/27/95       1,800        6.75             3/3/97        1,500         7.75

  10/30/95       8,200        6.75            3/19/97          750        7.625
  11/10/95         800        6.75            3/31/97          750          7.5
  11/17/95       6,800        6.75            6/26/97       14,000        8.125
  12/21/95         700        6.75            6/30/97        4,000       8.1875
  12/27/95       5,650        6.75             7/1/97        7,500       8.1875
  12/28/95       6,850        6.75             7/2/97        2,500        8.125
  12/29/95       5,250        6.75            7/15/97        5,000         8.25
   3/15/96         800       6.875            7/18/97         -800       8.1875
   3/18/96       1,800       6.875            8/15/97       35,000         8.25
   3/19/96       1,700       6.875            8/22/97        8,900       8.1875
   3/20/96       2,700       6.875            8/25/97        2,000         8.25
   3/21/96       6,800       6.875            8/26/97        1,100       8.1875


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Date                          Price per       Date                    Price per
Purchased        Shares       Share           Purchased       Shares   Share
---------        ------       -----           ---------       ------   -----

    9/5/97        1,250         8.25            1/9/98        2,600      8.1875
   9/11/97       11,250        8.125           1/12/98          600      8.1875
  10/24/97       13,000        8.125           1/13/98        5,500      8.1875
   11/5/97        5,000            8           1/14/98        6,400      8.1875
   11/7/97        5,000        7.625           1/15/98        1,300      8.1875
  11/19/97        9,700        7.625           1/26/98       -1,000       8.375
   12/3/97       20,000       7.9375            2/4/98          650       8.375
   12/8/97        8,800            8            2/5/98        3,100       8.375
  12/11/97        4,700            8            2/6/98        1,000       8.375
  12/12/97        4,800            8           2/17/98        3,000       8.375
  12/15/97        1,000        7.875           2/23/98       28,700      9.1875
  12/15/97        3,400       7.9375           2/24/98        7,900      9.1875
  12/16/97       16,600            8           2/25/98        1,000      9.1875
  12/17/97        4,600            8
  12/19/97        6,150            8
  12/22/97        1,300       7.9375
  12/23/97        3,700       7.9375
  12/23/97        1,000        7.875
    1/8/98        5,300       8.1875

         The above listed transactions have totaled 360,800 shares.
         The Accounts have the right to receive all dividends from, any proceeds from the sale of, the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer. Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of XUS securities.

ITEM 7   Materials to be Filed as Exhibits


         Not applicable.
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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                     Karpus Management, Inc.

March 10, 1998                              By: /s/ George W. Karpus
--------------                                --------------------------------
                                                 Signature

                                                 George W. Karpus, President
                                                 ---------------------------
                                                   Name / Title